EXHIBIT 21.1
LIST OF SUBSIDIARIES

Entity Name	State of Organization	Ownership %

CarMax Auto Superstores, Inc.	Virginia	100%

CarMax Auto Superstores West Coast, Inc.	California	100%

Kenosha Automotive, LLC	Virginia	100%

CarMax Auto Mall, LLC	Virginia	100%

CarMax of Laurel, LLC	Virginia	100%

CPD, Inc.	Virginia	100%

CFCII, Inc.	Virginia	100%

CarMax Auto Receivables LLC	Virginia	100%

CarMax Funding, LLC	Virginia	100%